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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MURFREESBORO BANCORP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    TENNESSEE
                             -----------------------
                             (State of Organization)

                                   62-1694317
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)

                             615 MEMORIAL BOULEVARD
                          MURFREESBORO, TENNESSEE 37129
                                 (615) 890-1111
     ----------------------------------------------------------------------
     (Address and Phone Number of Registrants' Principal Executive Offices)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
______________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

      FLOATING RATE CONVERTIBLE SUBORDINATED DEBENTURES DUE AUGUST 31, 2011
      ---------------------------------------------------------------------
                                (Title of Class)

                               SHAREHOLDER RIGHTS
                               ------------------
                                (Title of Class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

               DESCRIPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

GENERAL

The Floating Rate Convertible Subordinated Debentures due August 31, 2011 (the "Debentures") are direct, unsecured, subordinated obligations of Murfreesboro Bancorp, Inc. (the "Corporation"). Debentures in aggregate principal amount of $3,000,000 are outstanding and will mature on August 31, 2011. The Debentures are convertible at the option of the holder into shares of Common Stock of the Corporation, par value $5.00 per share (the "Shares"), at any time prior to maturity, subject to adjustment under certain circumstances, based on a purchase price of $12.50 per Share. At maturity, to the extent not previously exercised, the Corporation will pay the principal amount of the Debentures with Shares based on the fair market value of the Shares at that time. This obligation exists even if on August 31, 2011, the fair market value of the Shares is below $12.50 a share. Interest on the Debentures began to accrue on January 1, 2000, at the rate of prime minus .5% per annum (as adjusted) and is payable annually on December 15 of each year, commencing December 15, 2000, to holders of record at the close of business on the last day of the preceding month. The Debentures were issued in fully registered form and may be transferred or exchanged without payment of any charge other than taxes or other governmental charges. The Debentures are unsecured debt obligations of the Corporation, are not obligations of a bank, and are not insured by the FDIC.

SUBORDINATION

The payment of the principal of, and interest on, the Debentures is subordinated and junior in right of payment, to the extent and in the manner set forth in the Debenture, to the prior payment in full of all senior indebtedness of the Corporation. The term "senior indebtedness" is defined as the principal of, premium (if any), and interest on indebtedness (other than the Debentures) of the Corporation for money borrowed evidenced by bonds, notes, debentures, or similar obligations, including any guaranty by it of any indebtedness for money borrowed by others, whether currently outstanding or hereafter created, assumed, or incurred, unless the instrument creating or evidencing such indebtedness provides that such indebtedness is not senior in right of payment to the Debentures. As of March 31, 2000, there is no senior indebtedness.
Senior indebtedness may be incurred from time to time in the future.

The Debenture prohibits any payment of principal of, or interest on, the Debentures during the continuance of any default in respect of any senior indebtedness, or any default beyond the period of grace, under any agreement pursuant to which such senior indebtedness was issued, unless and until such default on the senior indebtedness shall have been cured or waived.

Upon any distribution of assets of the Corporation in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy, or other similar proceeding, the holders of all senior indebtedness will first be entitled to receive payment in full of the principal thereof and premium (if any) and interest due



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thereon before the holders of the Debentures are entitled to receive any payment of the principal of, or interest on, the Debentures. By reason of such subordination, in the event of insolvency, creditors of the Corporation who are not holders of senior indebtedness or of the Debentures may recover less, ratably, than holders of senior indebtedness but may recover more, ratably, than the holders of the Debentures.

Because the Corporation is a corporation, the right of its creditors, including the holders of the Debentures, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization would be subject to the prior claims of such subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that the Corporation may itself be a creditor with recognized claims against the subsidiary. There is no restriction in the Debentures against the incurring of indebtedness by the Corporation or by any subsidiary of the Corporation.

DEFERRAL OF INTEREST

So long as no event of default under the Debentures has occurred and is continuing, the Corporation has the right at any time or from time to time during the term of the Debentures to defer payment of interest on the Debentures for a period not exceeding two (2) years (the "Extension Period"), provided that no Extension Period may extend beyond the stated maturity of the Debentures. At the end of such Extension Period, the Corporation must pay all interest then accrued and unpaid on the Debentures. During an Extension Period, interest will continue to accrue and holders of Debentures will be required to accrue interest income for United States federal income tax purposes.

During any such Extension Period, the Corporation may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or
(ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation that rank equal in all respects with or junior in interest to the Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Corporation in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Corporation (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Corporation's capital stock (or any capital stock of a subsidiary of the Corporation) for any class or series of the Corporation's capital stock or of any class or series of the Corporation's indebtedness for any class or series of the Corporation's capital stock, (c) the purchase of fractional interests in shares of the Corporation's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal with or junior to such stock).



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Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest on the Debentures, provided that no Extension Period may exceed two (2) years or extend beyond the stated maturity of the Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid, the Corporation may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Debenture holders notice of its election to begin such Extension Period at least one business day prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than one business day prior to such record date. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period.

CONVERSION OF DEBENTURES

A Debenture may be surrendered by its holder to the Corporation at any time or from time to time prior to maturity in full or partial conversion to Shares. In the case of a partial satisfaction, a Debenture representing the unused principal amount will be returned to the holder. The holder will then have the right to convert such remaining principal amount to Shares at any time prior to maturity. Any Debenture converted after any interest payment date and on or prior to the next succeeding regular record date for the payment of interest thereon will cease to accrue interest upon such conversion; interest theretofore accrued but unpaid will be paid at the time of such conversion.

CHANGE OF CONTROL

The Corporation may prepay all or a portion of the Debentures at the discretion of the Board of Directors by paying the principal amount in the form of Shares based upon a purchase price of $12.50 per Share, as may be adjusted, any time after, or simultaneously with, a "change in control" of the Corporation. "Change of control" means that more than 50% of the outstanding Shares changes beneficial ownership within a twelve-month period as determined by the Board of Directors of the Corporation or its successor. If the Debentures are prepaid as a result of a change of control, holders of Debentures will be sent notice of such prepayment not less than 30 nor more than 90 days prior to the prepayment of the Debentures.

SECONDARY OFFERING AND EXCHANGE DATE

The Debentures provide that at maturity the principal amount of the Debentures will be paid with Shares. The Debentures provide that the Corporation will be unconditionally obligated to sell the Shares issued at maturity in a secondary offering on behalf of the holders of Debentures who elect to receive cash proceeds from the sale of the Shares they receive instead of holding such Shares for their own account. The secondary offering may be a private sale, but in the event that the secondary offering is a public offering, the Corporation will register the Shares to be sold by the former holders of Debentures in the offering with the Securities and Exchange Commission in accordance with the Securities Act of 1933. In such case, the Corporation will name such selling security holders in any such registration statement, and the Corporation will arrange for any such public offering to be effected through a best efforts underwriting.





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The Corporation will give notice to the holders of Debentures not less than 90 days prior to maturity (the "Exchange Date") that Shares will be exchanged for the Debentures. Such notice will also state that the holders may elect to (a) receive and hold Shares for their own account or (b) receive such Shares and have such Shares sold for their account in a secondary offering and receive the proceeds therefrom. If a holder of Debentures elects to have the Shares be exchanged for his Debentures sold in the secondary offering, he must return to the exchange agent named in the notice a cash election form not less than 60 days prior to the maturity of the Debentures. If such form is not properly completed and timely returned by the holder, such holder will be deemed to have elected to receive and hold such Shares for his own account.

The Shares will be issued on the Exchange Date. The Exchange Date will be the maturity date of the Debentures or such earlier date within 60 days of the maturity date as the Corporation may designate by notice mailed to each holder of the Debentures not less than three business days prior to the accelerated Exchange Date. If the secondary offering is effected, the Exchange Date will be the closing of such secondary offering.

Holders of Debentures who do not elect to participate in the secondary offering will receive Shares having a fair market value equal to the principal amount of Debentures held as of the date of the secondary offering by presenting Debentures to the exchange agent appointed by the Corporation. The fair market value will be the greater of the amount determined by the Board as defined below or the sales price of the Shares in a public secondary offering. Since the fair market value of Shares will be determined at the time of the secondary offering but holders of Debentures will not be entitled to receive the Shares until the Exchange Date, holders of Debentures electing to receive Shares will bear the market risk with respect to the value of the Shares to be received from the date of the secondary offering to the Exchange Date, a period which is anticipated to be not less than five nor more than ten business days. There can be no assurance that the fair market value of the Shares received by such holders of Debentures on the Exchange Date will not be less than the principal amount of the Debentures.

"Fair market value" of the Shares shall be determined reasonably in good faith by the Board of Directors of the Corporation and described in a Board resolution. The Board shall take into consideration the current market price, if any, per Share based upon the average of the last sale prices of a Share for the five consecutive trading days selected by the Corporation commencing not more than 20 trading days before, and ending not later than, the earlier of the date in question and the date before the "ex date," with respect to the issuance requiring such computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance, means the first date on which the Shares trade in a regular way on the principal market or exchange on which the Shares are listed or admitted to trading without the right to receive such issuance. If the Shares are not quoted by any third party recognized organization, the Board shall take into consideration recent arms length transactions in Shares.

The Corporation unconditionally will be obligated to sell, or cause to be sold, all Shares payable at maturity to electing holders of Debentures in the secondary offering. The intended period for the secondary offering will be the 60-day period prior to maturity. If the Corporation is unable to sell Shares in the secondary offering so that the proceeds thereof are sufficient to satisfy the holders of Debentures' cash elections, the proceeds of such secondary offering will be allocated pro rata to the extent practicable, and, in any event,



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in such manner as may be required by applicable law. To the extent electing holders of Debentures who should receive cash do not receive cash, they will receive Shares. In such event, the Corporation will have no further obligation to effect the secondary offering in respect of Shares received by such holders, but will not be relieved of any liability it may have for monetary damages for breach of its obligation to effect a secondary offering of sufficient amounts of Shares.

INTEREST RATE ADJUSTMENT

The Corporation may, at its option, adjust the interest rate paid on the Debentures upon a Determination of Non-Deductibility as defined below. (Such rate may be reduced upon a Determination of Non-Deductibility, but such rate shall be no less than an effective rate of 6.5% during the term of the Debenture.) A "Determination of Non-Deductibility" means the occurrence of any of the following:

         (i) the issuance of a written notice of deficiency or other final notice to the Corporation from, or any other action taken by, the Internal Revenue Service of the United States which is not subject to further review or rehearing except by the filing of a petition in the Tax Court of the United States or by other judicial proceeding, with or having the effect that interest paid on the Debentures is not fully deductible from the gross income of the Corporation for federal income tax purposes; or

         (ii) the receipt by the Corporation of written advice from its counsel (other than a regular employee of the Corporation) that there is a substantial likelihood for any reason whatsoever (including, without limitation, a change of law, issuance of temporary, proposed or final Treasury Regulations, or issuance of an Internal Revenue Service ruling) that the Internal Revenue Service will take the position that interest paid on the Debentures is not fully deductible from the gross income of the Corporation for federal income tax purposes.

A Determination of Non-Deductibility will be deemed to have occurred upon the date of the occurrence of the earlier of the events set forth in clause (i) and clause (ii) of this paragraph and will be evidenced by an opinion of counsel (which counsel may not be a regular employee of the Corporation) furnished to the Corporation. Whether the Corporation exercises its right to adjust the interest rate after the occurrence of a Determination of Non-Deductibility will depend upon the circumstances at that time, including the extent and significance of the loss of tax benefits.

DEFAULTS AND WAIVER THEREOF

The happening of one or more of the following events will constitute an event of default: (i) default for 30 days in the payment of interest on any Debentures, and (ii) default in payment of the principal of or on any Debenture, except that no default will occur if interest or principal is not paid due to the repayment of senior indebtedness as described under "Subordination" caption. In addition, certain events of bankruptcy, insolvency, or reorganization will constitute an event of default, and if such an event of default shall occur and be continuing, the holders of not less than two-thirds in aggregate principal amount of the Debentures outstanding may accelerate the maturity of all outstanding Debentures. The record holders of two-thirds in aggregate principal amount of the Debentures outstanding may waive an event of default resulting in



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acceleration of the Debentures, but only if all defaults and events of default have been remedied and all payments due (other than those due as a result of acceleration) have been made. In such an event, interest shall be cumulative, but no interest shall be paid on interest cumulated.

MODIFICATION OF THE DEBENTURE

With the consent of the holders of not less than two-thirds in aggregate principal amount of the outstanding Debentures, modifications and alterations of the Debentures may be made which affect the rights of the holders of the Debentures, but no such modification or alteration may be made without the consent of the holder of each Debenture so affected which would (i) change the maturity of the principal thereof, or of any installment of interest thereon, or reduce the principal amount thereof or the interest payable thereon; (ii) reduce the above stated percentage in aggregate principal amount of outstanding Debentures required to modify or alter the Debentures; or (iii) impair the right to institute suit for the enforcement of any such payment.

NO FRACTIONAL SHARES

The holder of Debentures upon payment of principal in Shares will receive the largest number of full Shares purchasable for the aggregate purchase price or portion thereof which is consummated. No fraction of a share will be issued, and in lieu thereof, the purchaser will receive a cash adjustment based upon the purchase price per Share then applicable.

ANTI-DILUTION

The Debentures provide that the purchase price per Share and number of Shares that holders of the Debentures are obligated to receive will be subject to adjustment in certain events, including (i) the declaration or making of a dividend or other distribution on common stock in shares of common stock; (ii) the subdivision of shares of common stock into a greater number of shares; (iii) the combination of shares of common stock into a smaller number of shares; (iv) the issuance to all holders of common stock of rights or warrants entitling them (for a period not exceeding 45 days) to subscribe for shares of common stock at a price per share less than the current fair market value; and (v) the distribution to all common stock holders of any of the following: shares of any class other than common stock, evidences of indebtedness of the Corporation, assets (other than the distributions referred to above and cash dividends), or rights or warrants (other than those referred to above). No adjustment of the purchase price per share will be made until cumulative adjustments amount to at least 1% thereof.

STATUS OF HOLDER OF DEBENTURES

Prior to the receipt of Shares pursuant to the payment for Debentures at maturity, the holder of a Debenture will not as such be a shareholder of the Corporation or have any of the rights and privileges of a shareholder. Provided, however, that holders of Debentures shall receive all communications that are delivered to shareholders of the Corporation.



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CONSOLIDATION, MERGER, AND SALE OF ASSETS

The Corporation may, without the consent of holders of any of the Debentures, consolidate with, merge into, or transfer its assets substantially as an entirety to any corporation organized under the laws of any domestic jurisdiction, provided (i) that the successor corporation assumes the Corporation's obligations on the Debentures; (ii) that after giving effect thereto, no default or event of default under the Debentures shall have occurred and be continuing; (iii) that the resulting entity have a net worth including goodwill equal to the net worth of the Corporation prior to the consolidation, merger, or sale; and (iv) that certain other conditions are met. Any of these conditions may be waived by the consent of two-thirds of the holders of the Debentures.


                        DESCRIPTION OF SHAREHOLDER RIGHTS

GENERAL

On March 18, 1998, the Board of Directors of the Corporation authorized and declared a dividend of one right ("Right") for each outstanding share of common stock, par value $5.00 per share (the "Common Stock") to shareholders of record at the close of business on March 18, 1998. The Rights were issued pursuant to a Shareholder Protection Rights Agreement by and between the Corporation and Bank of Murfreesboro, as Rights Agent, dated March 18, 1998 (the "Agreement").

DISTRIBUTION AND TRANSFER OF RIGHTS; RIGHTS CERTIFICATES

Prior to the Separation Time (defined below), (i) no Right may be exercised and
(ii) each Right will be evidenced by a certificate for the associated share of Common Stock, and will be transferrable only together with such associated share. After the Separation Time, the Company will mail certificates evidencing the Rights (the "Rights Certificates") to shareholders, and the Rights will become exercisable and transferable apart from the Common Stock.

SEPARATION TIME

Rights will separate from the Common Stock and become exercisable following the earlier of the (i) the date of the Flip-in Trigger referred to below or (ii) the tenth business day (or such later date as the Board by a two-thirds vote may decide) after any person commenced a tender offer that would result in such person holding a total of 20% or more of the Common Stock ("Separation Time").

EXERCISE OF RIGHTS

After the Separation Time, each Right will entitle the holder to purchase, participating preferred stock, par value $5.00 per share, of the Corporation ("Participating Preferred Stock") which is designed to have economic and voting terms similar to those of one share of Common Stock.



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"FLIP-IN" TRIGGER

Upon announcement that any person has acquired 20% or more of the outstanding Common Stock, then 10 days thereafter (or such earlier or later day as the Board by a two-thirds vote may decide):

         (i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferees thereof will automatically become void; and

         (ii) each other Right will automatically become a right to buy, for an exercise price equal to $25.00, as adjusted, ("Exercise Price") that number of shares of Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

EXCHANGE OPTION

If any person acquires between 20% and 50% of the outstanding Common Stock, the Board by a two-thirds vote may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one share of Common Stock or Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"FLIP-OVER" TRIGGER

After an Acquiring Person has become such, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Board of Directors and, in the case of a merger, will receive different treatment than all other shareholders unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

REDEMPTION

The Rights may be redeemed by the Board by a two-thirds vote at any time until a "Flip-in" Trigger has occurred at a redemption price of $0.01 per Right.

POWER TO AMEND

The Corporation and the Rights Agent may from time to time amend the Agreement without the approval of the holders of any Rights prior to the occurrence of a "Flip-in" Trigger. Thereafter, the Corporation or the Rights Agent may amend the Agreement in any respect not materially adverse to Rights holders generally.

EXPIRATION

The Rights will expire ten years from the date of their issuance.



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ITEM 2.  EXHIBITS

The securities described herein are to be registered pursuant to Section 12(g) of the Act. Accordingly, attached are the following exhibits, required in accordance with to the Instructions as to Exhibits on Form 8-A. Exhibits incorporated by reference are so indicated.

EXHIBIT
NUMBER   DESCRIPTION
------   -----------

1.       Form of Floating Rate Convertible Subordinated Debenture of
         Murfreesboro Bancorp, Inc. due August 31, 2011.

2.       Shareholder Protection Rights Agreement by and between Murfreesboro
         Bancorp, Inc. and Bank of Murfreesboro, as Rights Agent, dated March
         18, 1998, including Form of Shareholder Rights Certificate, Assignment and Election to Exercise (Exhibit A), Articles of Amendment to Charter of Murfreesboro Bancorp, Inc. (Exhibit B) and Summary of Shareholder
         Protection Rights Plan (Exhibit C).



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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          MURFREESBORO BANCORP, INC.

Date: April 28, 2000                      By: /s/ WILLIAM E. ROWLAND
                                              ----------------------------
                                               William E. Rowland,
                                               President



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